June 22, 2021

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GH Research plc
Registration Statement on Form F-1 (File No. 333-256796)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 550 copies of the Preliminary Prospectus dated June 21, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, June 24, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated

As representatives of the Underwriters

By:	Cowen and Company, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

By:	Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nathan Thompson
	Name:	Nathan Thompson
	Title:	Director

[Signature Page to GH Research plc Acceleration Request]